UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Reddy Ice Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75734R 10 5

(CUSIP Number)

February 14, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

    ☐ Rule 13d-1(b)
    ☐Rule 13d-1(c)
    ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bear Stearns Merchant Banking Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 1,711,161
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,711,161
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,161
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bear Stearns Merchant Banking Investors II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 337,075
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 337,075
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,075
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bear Stearns MB-PSERS II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 939,807
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 939,807
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 939,807
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The BSC Employee Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 485,834
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 485,834
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 485,834
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The BSC Employee Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 863,317
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 863,317
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 863,317
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John D. Howard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 4,337,194
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,337,194
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,337,194
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:
Reddy Ice Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
8750 North Central Expressway

Suite 1800

Dallas, Texas 75231

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i) Bear Stearns Merchant Banking Partners II, L.P. (“Partners”).
(ii) Bear Stearns Merchant Banking Investors II, L.P. (“Investors”).
(iii) Bear Stearns MB-PSERS II, L.P. (“PSERS”).
(iv) The BSC Employee Fund III, L.P. (“Fund III”).
(v) The BSC Employee Fund IV, L.P. (“Fund IV”).
(vi) John D. Howard (“Howard”).

Item 2(b).	Address of Principal Business Office:

The principal business address of each of the Reporting Persons is c/o Bear Stearns Merchant Banking, 383 Madison Avenue, 40th Floor, New York, NY 10179.

Item 2(c).	Citizenship:

(i) Partners is a Delaware limited partnership.
(ii) Investors is a Delaware limited partnership.
(iii) PSERS is a Delaware limited partnership.
(iv) Fund III is a Delaware limited partnership.
(v) Fund IV EPEF is a Delaware limited partnership.
(vi) Howard is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Shares”)

Item 2(e).	CUSIP Number:

75734R 10 5

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

This Item 3 is not applicable

Item 4. Ownership:

Partners

(a)	Amount beneficially owned:	1,711,161

(b)	Percent of class:	7.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	1,711,161
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	1,711,161

Investors

(a)	Amount beneficially owned:	337,075

(b)	Percent of class:	1.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	337,075
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	337,075

PSERS

(a)	Amount beneficially owned:	939,807

(b)	Percent of class:	4.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	939,807
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	939,807

Fund III

(a)	Amount beneficially owned:	485,834

(b)	Percent of class:	2.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	485,834
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	485,834

Fund IV

(a)	Amount beneficially owned:	863,317

(b)	Percent of class:	4.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	863,317
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	863,317

Howard

(a)	Amount beneficially owned:	4,337,194

(b)	Percent of class:	20.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	4,337,194
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	4,337,194

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006
BEAR STEARNS MERCHANT BANKING
PARTNERS II, L.P.

By:  /s/ John D. Howard
        Name:   John D. Howard
        Title:     Chief Executive Officer

Dated: February 14, 2006
BEAR STEARNS MERCHANT BANKING
INVESTORS II, L.P.

By:  /s/ John D. Howard
        Name:   John D. Howard
        Title:     Chief Executive Officer

Dated: February 14, 2006
BEAR STEARNS MB-PSERS II, L.P.

By:  /s/ John D. Howard
        Name:   John D. Howard
        Title:     Chief Executive Officer

Dated: February 14, 2006
THE BSC EMPLOYEE FUND III, L.P.

By:  /s/ John D. Howard
        Name:   John D. Howard
        Title:     Chief Executive Officer

Dated: February 14, 2006
THE BSC EMPLOYEE FUND IV, L.P.

By:  /s/ John D. Howard
        Name:   John D. Howard
        Title:     Chief Executive Officer

Dated: February 14, 2006
JOHN D. HOWARD

By:  /s/ John D. Howard
        Name:   John D. Howard
        Title:     Chief Executive Officer